                       [FISHER COMMUNICATIONS LETTERHEAD]

December 29, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549


         RE:      FISHER COMMUNICATIONS, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004 FILED MARCH 25, 2005
                  FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2005 FILE NO. 0-22439

Dear Mr. Spirgel:

         On behalf of Fisher Communications, Inc. (the "Company"), this letter is sent to you in response to the Staff's comments related to the above referenced filings contained in your letter dated December 20, 2005 (the "Comment Letter").

COMMENT NO. 1

Form 10-K for the year ended December 31, 2004
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Note 1 - Operations and Accounting policies
-------------------------------------------

Recent accounting pronouncements, page 54
-----------------------------------------

1. We note your statement that historically you have accounted for acquisitions of the broadcasting operations using the residual method. Further you state that you are unable to predict the impact of EITF D-108. Then in subsequent 10-Qs you state that you do not have any intangible asset originally valued using the residual value. Please clarify this inconsistency. Further based on previous reviews we are aware that you used the residual method. Tell us whether for purposes of your impairment test you have used a direct value method on all intangible assets that were previously valued using the residual method in accordance with EITF D-108. Revise or advise.

Larry Spirgel
Securities and Exchange Commission
December 29, 2005
Page 2

RESPONSE TO COMMENT NO. 1

In our Form 10-K for the fiscal year ended December 31, 2004, we disclosed that we have historically accounted for the acquisitions of broadcasting operations using the residual method. Within the context of EITF D-108, we confirm to you that our application of that method resulted in the allocation of such residual amounts to goodwill, and not to any identifiable intangible assets (such as FCC licenses). We disclosed in our 2004 Form 10-K that we had not yet completed our assessment of EITF D-108, and we also noted that we planned to perform an impairment test for the amounts, if any, that would be allocable from goodwill to other identifiable intangible assets during the first quarter of 2005 (as we initially believed this allocation would need to be done upon adoption of EITF D-108). Upon further analysis of the new guidance prior to filing our Form 10-Q for the quarterly period ended March 31, 2005, we concluded that EITF D-108 applied specifically to the use of the residual method for intangible assets OTHER THAN GOODWILL [emphasis added], and therefore it was not appropriate to reclassify amounts out of goodwill into identifiable intangible assets. We therefore disclosed in our first quarter 2005 Form 10-Q that the adoption of this new rule had no impact on our financial statements because we have no identifiable intangible assets originally valued under the residual method. We provide a similar disclosure in our quarterly reports for the periods ended June 30, 2005 and September 30, 2005. We will clarify the disclosures related to the above in our 2005 Form 10-K.

As of December 31, 2004, we reported $38.4 million of goodwill in our consolidated balance sheet and $1.2 million of identifiable intangible assets. The goodwill represents amounts recorded using the residual method, net of amortization and prior impairment write-downs under applicable accounting rules (notably Statement of Financial Accounting Standards No. 142). The intangible assets represent costs for certain broadcasting licenses that we purchased at FCC auction in Montana. We provide an overview of our impairment testing policies within the Critical Accounting Policies section of our aforementioned 2004 Form 10-K, and we specifically distinguished between goodwill and intangible assets. The following is an excerpt from our 2004 Form 10-K:

         THE GOODWILL IMPAIRMENT TEST INVOLVES A COMPARISON OF THE FAIR VALUE OF EACH OF OUR REPORTING UNITS WITH THE CARRYING AMOUNTS OF NET ASSETS, INCLUDING GOODWILL, RELATED TO EACH REPORTING UNIT. IF THE CARRYING AMOUNT EXCEEDS A REPORTING UNIT'S FAIR VALUE, THE SECOND STEP OF THE IMPAIRMENT TEST IS PERFORMED TO MEASURE THE AMOUNT OF IMPAIRMENT LOSS, IF ANY. THE IMPAIRMENT LOSS IS MEASURED BASED ON THE AMOUNT BY WHICH THE CARRYING AMOUNT OF GOODWILL EXCEEDS THE IMPLIED FAIR VALUE OF GOODWILL IN THE REPORTING UNIT BEING TESTED. FAIR VALUES ARE DETERMINED BASED ON VALUATIONS THAT RELY

Larry Spirgel
Securities and Exchange Commission
December 29, 2005
Page 3

         PRIMARILY ON THE DISCOUNTED CASH FLOW METHOD. THIS METHOD USES FUTURE PROJECTIONS OF CASH FLOWS FROM EACH OF OUR REPORTING UNITS AND INCLUDES, AMONG OTHER ESTIMATES, PROJECTIONS OF FUTURE ADVERTISING REVENUE AND OPERATING EXPENSES, MARKET SUPPLY AND DEMAND, PROJECTED CAPITAL SPENDING AND AN ASSUMPTION OF OUR WEIGHTED AVERAGE COST OF CAPITAL.

         TO THE EXTENT THEY HAVE BEEN SEPARATELY IDENTIFIED, OUR INDEFINITE-LIVED ASSETS (BROADCAST LICENSES), WHICH ARE NOT SUBJECT TO AMORTIZATION, ARE TESTED FOR IMPAIRMENT ON AN ANNUAL BASIS BY APPLYING A FAIR-VALUE-BASED TEST AS REQUIRED BY SFAS 142. OUR EVALUATIONS OF FAIR VALUES INCLUDE ANALYSES BASED ON THE FUTURE CASH FLOWS GENERATED BY THE UNDERLYING ASSETS, ESTIMATED TRENDS AND OTHER RELEVANT DETERMINANTS OF FAIR VALUE FOR THESE ASSETS. IF THE FAIR VALUE OF THE ASSET IS LESS THAN ITS CARRYING AMOUNT, A LOSS IS RECOGNIZED FOR THE DIFFERENCE BETWEEN THE FAIR VALUE AND ITS CARRYING VALUE. CHANGES IN ANY OF THESE ESTIMATES, PROJECTIONS AND ASSUMPTIONS COULD HAVE A MATERIAL EFFECT ON THE FAIR VALUE OF THESE ASSETS IN FUTURE MEASUREMENT PERIODS AND RESULT IN AN IMPAIRMENT OF GOODWILL OR INDEFINITE-LIVED INTANGIBLES WHICH COULD MATERIALLY AFFECT OUR RESULTS OF OPERATIONS.

We confirm to you that we have followed a direct-valuation method to assess impairment on all identifiable intangible assets and that we have no identifiable intangible assets that were previously valued using the residual method in accordance with EITF D-108. We have used a residual valuation method to evaluate amounts recorded as goodwill.

                             ---------------------

We also hereby acknowledged that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Larry Spirgel
Securities and Exchange Commission
December 29, 2005
Page 4

The Company would greatly appreciate your prompt response to this response letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 404-6776.

                                           Very truly yours,


                                           /s/ Robert C. Bateman
                                           ---------------------
                                           Robert C. Bateman
                                           Senior Vice President and CFO


cc (via fax):  Securities and Exchange Commission (Gopal Dharia and Ivette Leon)
               PricewaterhouseCoopers LLP (Laura Bustamante)
               Perkins Coie LLP (David F. McShea and S. Paul Sassalos)